July 7, 2020

VIA EDGAR TRANSMISSION

Ms. Elisabeth M. Bentzinger

Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549-0506

Re: Mutual Fund Series Trust, File Nos. 333-132541 and 811-21872

Dear Ms. Bentzinger:

On April 24, 2020, the Registrant, on behalf of its series, the Catalyst/Millburn Hedge Strategy Fund and the Catalyst/SMH Total Return Income Fund (each a “Fund” and collectively, the “Funds”), filed a registration statement (“Registration Statement”) under the Securities Act of 1933 (the “Securities Act”) and the Investment Company Act of 1940, as amended (the “1940 Act”). In a telephone conversation on May 18, 2020, you provided comments to the Registration Statement. Below, please find a summary of your comments and the Registrant’s responses, which the Registrant has authorized Thompson Hine LLP to make on its behalf. Additional or revised disclosures are italicized herein.

Comments Related to Both Funds

Prospectus

Fee Table

Comment 1: Please remove footnote 2 to the Fee Table or explain supplementally why you might expect these fees to be materially different.

Response: The Registrant does not expect “Other Expenses” to be materially different from what is presented in the Prospectus and has deleted footnote 2.

Expense Example

Comment 2: In the preamble to the Expense Example, please modify the disclosure to accurately reflect that the Examples provide the costs of investing in the Class C-1 shares with and without redemptions.

Response: The Registrant has amended its disclosures to state the following:

The Example assumes that you invest $10,000 in the Fund for the time periods indicated. The first line of the Example assumes that you hold all of your shares at

Ms. Elisabeth M. Bentzinger July 7, 2020 Page 2

the end of those periods, and the second line of the Example assumes that you~~, and then~~ redeem all of your shares at the end of those periods.

Principal Investment Risk Disclosures

Comment 3: The Staff’s position on risk disclosures for the past several years has been to disclose risks in the order of significance or prominence to a fund’s strategy. Disclosing risks in alphabetical order suggests that each are equally imminent, whereas the risk disclosures should give shareholders which risks are of greater concern or salient to the fund. Pursuant to remarks from Dalia Blass, Director of the Division of Investment Management, please re-order each Fund’s principal risk disclosures so that they appear in order of materiality (from most material to least material) in lieu of disclosing them in alphabetical order. See ADI 2019-08, “Improving Principal Risks Disclosure” at www.sec.gov.

Response: The Registrant has given the Staff’s position, as well as Ms. Blass’s remarks and ADI 2019-08, thoughtful consideration. The Registrant respectfully declines to re-order the Funds’ risk disclosures as requested. The materiality of each risk is fluid, i.e., what is the most material risk today may not be the most material risk tomorrow. Recent market disruptions and volatility as a result of the global COVID-19 pandemic demonstrate that it is not possible to identify which risk will present the greatest concern to the Funds at any given moment. Therefore, the Registrant believes that emphasizing one risk over another may be misleading to investors.

Comment 4: In the Funds’ disclosure of “Interest Rate Risk,” please disclose that that interest rates are at a historical low and explain the impact of such low interest rates on each Fund’s risk profile.

Response: The Registrant has amended its Item 4 disclosures for each Fund as follows:

Interest Rate Risk. Interest rate risk is the risk that bond prices overall, including the prices of securities held by the Fund, will decline over short or even long periods of time due to rising interest rates. Bonds with longer maturities tend to be more sensitive to interest rates than bonds with shorter maturities. When interest rates are at historic lows, a heightened risk to the Fund is posed by the greater potential for rising interest rates to the extent the Fund’s portfolio includes longer-term fixed income securities.

Performance

Comment 5: In the narrative preceding the bar chart, please provide information regarding the additional indices pursuant to Instruction 2(b) of Item 4(b)(2) of Form N-1A.

Ms. Elisabeth M. Bentzinger July 7, 2020 Page 3

Response: The Registrant has amended its disclosure for Catalyst/Millburn Hedge Strategy Fund to state the following:

The performance table compares the performance of the Fund’s Class I shares over time to the performance of a broad-based market index, as well as a hedge fund index comprised of funds with similar objectives as the Fund and a treasury bill index.

The Registrant has amended its disclosure for Catalyst/SMH Total Return Income Fund to state the following:

The average annual total returns are also compared over time to the ICE BofA Merrill Lynch US Cash Pay High Yield Return Index because the Fund’s portfolio generally includes a significant number of high yield bonds, and to a blended index reflecting a portfolio of 50% of both indices.

Comment 6: In a footnote to the bar chart, please provide the disclosures required by Instruction 3(b) of Item 4(b)(2) of Form N-1A.

Response: The Registrant notes that, with respect to the Catalyst/SMH Total Return Income Fund, the disclosure required by Item 4(b)(2) is included in the paragraph preceding the bar graph. The Registrant has added the following footnote to the bar chart for Catalyst/Millburn Hedge Strategy Fund:

*The returns shown are for the Class I shares of the Fund. Class C-1 shares would have substantially similar returns because the shares are invested in the same portfolio of securities and the annual returns would differ only to the extent the Classes do not have the same expenses.

Additional Information about the Fund’s Principal Investment Strategies and Related Risks

Comment 7: Please disclose the outbreak of COVID-19 in the Funds’ Item 4 disclosures of “Market Risk” and “Interest Rate Risk.”

Response: The Registrant has given thoughtful consideration to the Staff’s comment and respectfully declines to amend its Item 4 disclosures. The outbreak of COVID-19 is adequately disclosed in the Funds’ Item 9 disclosure of Market Risk. Given the temporal nature of the pandemic, and the fact that its existence and effects are well-known and reported around the world, the Registrant believes that further emphasis of the potential impact of COVID-19 on the Funds is unnecessary.

Ms. Elisabeth M. Bentzinger July 7, 2020 Page 4

Comment 8: In the penultimate sentence of the paragraph under the heading “Sales Charge Waivers Available Through Certain Financial Intermediaries—Class C-1 Shares,” please consider whether the intended disclosure was that if there are not enough shares available, the Funds will sell shares “with the shortest holding period.”

Response: The Registrant has given thoughtful consideration to the Staff’s comment and respectfully declines to amend its disclosures. The Registrant believes that the disclosure accurately states that the Fund will sell those shares with the lowest deferred sales charge first so as to minimize the fee charged to the shareholder.

Comment 9: Pursuant to General Instruction C.3(a) of Form N-1A, please consolidate all information required by Item 12 in one place in the Prospectus.

Response: The Registrant will move the paragraphs under the heading “Exchange Privilege” and “Converting Shares” so that they appear the end of the section entitled “How to Buy Shares.”

Comment 10: Please provide the disclosures required by Item 12(c)(3) in the paragraph under the heading “Converting Shares.”

Response: The Registrant has amended its disclosures to state the following:

Class C-1 shares convert automatically to load-waived Class A shares after ten years (unless otherwise specified by your financial intermediary), provided that the financial intermediary through which you purchased Class C-1 shares has records verifying that the Class C-1 shares have been held for at least ten years. Class A shares are available for purchase by persons in your state or territory of residence and the shares are not subject to a CDSC. Under the Fund’s Plan related to Class A shares, the Fund may pay an annual fee of up to 0.50% of the average daily net assets of its Class A shares (the “Class A 12b-1 Fee”) for shareholder services and distribution related expenses. The Fund is currently paying a Class A 12b-1 Fee of 0.25% of its average daily net assets. If authorized by the Board and upon notice to the shareholders, the Fund may increase the percentage paid under the 12b-1 Plan up to the Class A 12b-1 Fee amount. Because these fees are paid out of the Fund’s assets on an on-going basis, over time these fees will increase the cost of your investment and may cost you more than paying other types of sales charges. You should consult your financial representative for more information about eligibility for Class C-1 share conversion.

Comment 11: Please consider deleting the parenthetical at the end of the first sentence under the heading “Advisory Fees.”

Response: The Registrant has amended the Prospectuses accordingly.

Comment 12: Please provide a completed Appendix A for review with the responses to these comments.

Ms. Elisabeth M. Bentzinger July 7, 2020 Page 5

Response: Appendix A to the Prospectuses is not yet available. Appendix A will be provided for review before the Class C-1 shares of either Fund commence operations.

Statement of Additional Information

Comment 13: Each Fund’s Statement of Additional Information incorporates the Fund’s Annual report by reference. Please include a hyperlink to the Annual Report pursuant to the Securities Act and 1940 Act.

Response: The Registrant will amended its disclosures to include hyperlinks to the Annual Reports incorporated by reference.

Comment 14: Please revise the disclosure under the heading “Loans of Portfolio Securities” to note that the only permissible collateral for securities lending are cash, U.S. Government securities and irrevocable bank standby letters of credit not issued by the bank’s lending agent.

Response: The Registrant notes that the Fund’s bank lending agent is its custodian bank, and that letters of credit from the custodian bank are permissible collateral. Therefore, the Registrant has amended its disclosures to state the following:

Loans of Portfolio Securities. The Fund may lend securities if such loans are secured continuously by liquid assets consisting of cash, U.S. Government securities or ~~other liquid debt securities or by a letter of credit~~ irrevocable bank standby letters of credit in favor of the Fund at least equal at all times to 100% of the market value of the securities loaned, plus accrued interest.

Comment 15: Please disclose how often the Valuation Committee met during the most recent fiscal year.

Response: The Registrant has given thoughtful consideration to the Staff’s comment and reviewed the requirements of Form N-1A. The Registrant believes its disclosures are adequate because the Valuation Committee is a standing committee of the Trust, and is not a standing committee of the Board of Trustees.

Comment 16: Please consider whether the table of the Portfolio Managers’ ownership of securities is accurate given the table should reflect their ownership in Class C-1 shares.

Response: The Registrant has reviewed Item 20(c) of Form N-1A and believes its disclosures to be consistent with the requirements set forth therein.

Comment 17: In the section under the heading “Waivers of Deferred Sales Charge on Class C-1 Shares,” please move the first bullet point to the next section since such waiver could vary from intermediary to intermediary.

Ms. Elisabeth M. Bentzinger July 7, 2020 Page 6

Response: The Registrant has removed item listed in the first bullet point under the heading “Waivers of Deferred Sales Charge on Class C-1 Shares.” The Registrant has amended the first paragraph under the heading “Sales Charge Waivers Available Through Certain Financial Intermediaries” to state the following:

Intermediaries may impose different sales charges and may have different policies and procedures regarding the availability of sales load waivers. Such intermediary-specific sales charge variations are described in Appendix A to the Prospectus, titled “Intermediary-Specific Sales Charge Waivers”. Appendix A is incorporated by reference into (or legally considered part of) the SAI. The deferred sales charge on Class C-1 Shares may be waived for certain post-retirement withdrawals from an IRA or other retirement plan if you are over 70 1/2.

Part C

Comment 18: On the signature page, please indicate who is the Registrant’s comptroller or principal accounting officer as required by Section 6(a) of the Securities Act of 1933.

Response: Upon review of the Registrant’s By-Laws, the Registrant has amended the signature block for Erik Naviloff to denote his titles as the Trust’s “Treasurer/Principal Financial Officer and Accounting Officer.”

Comments Related to the Catalyst/Millburn Hedge Strategy Fund Only

Prospectus

Fee Table

Comment 19: Please provide parenthetically the basis upon which the maximum deferred sale charge is imposed.

Response: The Registrant has amended the Fee Table to state the following:

Maximum Deferred Sales Charge (Load) (as a % of the lesser of the NAV of the shares redeemed or the original purchase price)

Performance

Comment 20: Please revise the narrative preceding the bar charts to indicate that Class C-1 shares and Class I shares have similar operating expenses and clarify that Class I shares have no accompanying sales charge.

Response: The Registrant has amended its disclosures to state the following:

Although Class C-1 and Class I shares would have similar annual returns because they have ~~the same~~ similar total annual fund operating expenses, Class C-1 average

Ms. Elisabeth M. Bentzinger July 7, 2020 Page 7

annual total returns ~~would~~ will be lower than those shown for Class I shares in the table and bar chart because Class C-1 shares ~~generally~~ have ~~a~~ higher ~~sales charge~~ operating expenses than Class I shares.

Statement of Additional Information

Comment 21: On page 36 of the Statement of Additional Information, please update the disclosures regarding the discussion of the matters considered by the Board in connection with the renewal of the Sub-Advisory Agreement.

Response: The Registrant has amended its disclosures to state the following:

A discussion of the matters considered by the Board in connection with the renewal of the Sub-Advisory Agreement is available in the Fund’s Semi-Annual Report to Shareholders dated December 31, ~~2018~~ 2019

.

Comments Related to the Catalyst/SMH Total Return Income Fund Only

Prospectus

Fee Table

Comment 22: Please reconcile the Fee Table’s disclosure of the basis of the maximum deferred sales charge with the disclosure found on page 52 of the Prospectus.

Response: The Registrant has amended its disclosure in the Fee Table to state the following:

Maximum Deferred Sales Charge (Load) (as a % of the lesser of the NAV of the shares redeemed or the original purchase price)

Example

Comment 23: In the preamble to the Expense Example, please clarify that the Fund’s expense limitation is in place through October 31, 2021.

Response: The Registrant has amended its disclosures accordingly.

Performance

Comment 24: Please revise the narrative preceding the bar chart to indicate that Class A shares have a sales charge and Class C-1 shares do not.

Response: The Registrant has amended its disclosures to state the following:

Sales charges are reflected in the information shown below in the average annual total return table, but the information shown in the bar chart does not reflect sales

Ms. Elisabeth M. Bentzinger July 7, 2020 Page 8

charges, and, if it did, returns would be lower. Class A shares are subject to a 5.75 % sales charge. Class C-1 shares have no sales charge. ~~Although Class C-1 and Class A shares would have similar annual returns because they have the same total annual fund operating expenses, Class C-1 average annual total returns would be lower than those shown for Class A shares in the table because Class C-1 shares generally have a higher sales charge than Class A shares.~~

Comment 25: Please provide the disclosure required by Instruction 1(a) to Item 4(b)(2) of Form N-1A.

Response: The Registrant has reviewed its disclosures preceding the bar graph and believes they comply with the requirements of Form N-1A.

If you have any questions, please call JoAnn Strasser at (614) 469-3265 or the undersigned at (614) 469-3217.

Very truly yours,

/s/ Philip B. Sineneng

Philip B. Sineneng

cc: JoAnn M. Strasser